UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                 MEDIFAST, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    58470H101
                                 (CUSIP Number)

                                DECEMBER 17, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)

                  [X]     Rule 13d-1(c)

                  [ ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58470H101                    13G                     Page 2 of 5 Pages
-------------------------                              -------------------------
--------- ----------------------------------------------------------------------
     1    Name of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Berg & Berg Enterprises, LLC
--------- ----------------------------------------------------------------------
     2    Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------- ----------------------------------------------------------------------
     3    SEC Use Only

--------- ----------------------------------------------------------------------
     4    Citizenship or Place of Organization
          California
--------- ----------------------------------------------------------------------
     Number of Shares         5     Sole Voting Power  -  900,480 shares
                            ------ ---------------------------------------------
    Beneficially Owned        6     Shared Voting Power  -  0 shares
                            ------ ---------------------------------------------
    by Each Reporting         7     Sole Dispositive Power  -  900,480 shares
                            ------ ---------------------------------------------
       Person with:           8     Shared Dispositive Power  -  0 shares
--------- ----------------------------------------------------------------------
     9    Aggregate Amount Beneficially Owned by Each Reporting Person
          900,480 shares
--------- ----------------------------------------------------------------------
    10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                                 [ ]

--------- ----------------------------------------------------------------------
    11    Percent of Class Represented by Amount in Row (9)
          6.5%
--------- ----------------------------------------------------------------------
    12    Type of Reporting Person (See Instructions)
          PN
--------- ----------------------------------------------------------------------

-------------------------                              -------------------------
CUSIP No. 58470H101                    13G                     Page 3 of 5 Pages
-------------------------                              -------------------------
--------- ----------------------------------------------------------------------
Item 1.   (a)  NAME OF ISSUER:  The name of the issuer is  Medifast,  Inc.  (the
               "Company").

          (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: The principal executive offices of the Company are located at 11445 Cronhill Drive, Owings Mills, Maryland 21117.

Item 2.   (a)  NAME OF PERSON  FILING:  The name of the filing  person is Berg &
               Berg Enterprises, LLC ("BBE").

          (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The business address for BBE is 10050 Bandley Drive, Cupertino, CA 94014.

          (c) CITIZENSHIP: BBE is organized under the laws of the state of California.

          (d) TITLE OF CLASS OF SECURITIES: The title of the class of securities is Common Stock.

          (e)  CUSIP Number: The CUSIP number of the Common Stock is 58470H101.

Item 3.   IF THIS STATEMENT  IS FILED PURSUANT TO  RULE 13D-1(B) OR  13D-2(B) OR
          (C), CHECK WHETHER THE PERSON FILING IS A:

          Not  Applicable  (this  Schedule  is  being  filed  pursuant  to  Rule
          13d-1(c))

Item 4.   OWNERSHIP.

          The reporting person has been advised by the Company that, as of August 7, 2008, there were 13,848,876 shares of Common Stock issued and outstanding.

          (a)  Amount beneficially owned: 900,480 shares

          (b)  Percent of class: 6.5%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote: 900,480 shares

               (ii) Shared power to vote or to direct the vote: 0 shares

               (iii) Sole  power to dispose  or to direct  the  disposition  of:
                    900,480 shares

               (iv) Shared power to dispose or to direct the  disposition  of: 0 shares

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          See response to Item 4 above

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CUSIP No. 58470H101                    13G                     Page 4 of 5 Pages
-------------------------                              -------------------------

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          Not Applicable

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

Item 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

Item 10.  CERTIFICATION.

          BBE has acquired the shares of Common Stock of the Company for investment purposes. Depending on market conditions and other factors, BBE may acquire additional shares of Common Stock of the Company as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. BBE also reserves the right to dispose of some of all of its shares of Common Stock of the Company in the open market, in privately negotiated transactions to third parties or otherwise.

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CUSIP No. 58470H101                    13G                     Page 5 of 5 Pages
-------------------------                              -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 15, 2008


                              BERG & BERG ENTERPRISES, LLC


                             /s/ Carl E. Berg
                             ----------------------------------------
                             Carl E. Berg, Manager